UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

As previously reported, on September 2, 2024, VCI Global Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Advanced Opportunities Fund I (“AOF”) whereby the Company issued a Senior Convertible Note (the “Note”) to AOF. Pursuant to the Purchase Agreement, the Company has agreed to issue AOF the Note in an amount of up to $1,000,000. The Note has a maturity date of March 2, 2025. The Company’s failure to comply with the material terms of the Note will be considered an event of default. The conversion price of the Note shall be 80% of the average closing price of the Company’s ordinary share over the last five (5) trading days prior to conversion.

On September 24, 2024, AOF elected to convert a principal amount of $1,000,000 under the Note to 9,099,181 of our ordinary shares at a price of $0.1099 per share (the “Offered Shares”).

On September 24, 2024, we filed a prospectus supplement, dated as of September 24, 2024 (the “Prospectus Supplement”) under the registration statement on Form F-3 (File No. 333-279521), relating to the resale of the Offered Shares. The Prospectus Supplement included certain updated disclosures regarding the Company, in particular, in the sections captioned “Prospectus Supplement Summary—Recent Developments”. In addition, the Company is filing, as exhibit hereto, an opinion of counsel of Carey Olsen (BVI) L. P. Capitalized terms that are not defined herein may have meanings assigned to them in the Purchase Agreement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 24, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Carey Olsen, British Virgin Islands counsel to the Company

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